UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF

eLong, Inc.

(Exact Name of Registrant as Specified in its Charter)

Block B, Xingke Plaza Building

10 Middle Jiuxianqiao Road

Chaoyang District

Beijing 100016, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                 No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                 No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On May 29, 2008 (Beijing time), eLong, Inc. (the “Company”) issued a press release regarding its first quarter 2008 unaudited financial results. The Company’s press release is furnished as Exhibit 99.1. In addition, on May 29, 2008 (Beijing time), the Company’s management team hosted a conference call to discuss the earnings press release.

The information herein and in the press releases is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Any statements contained in this document and any exhibits hereto concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Factors that could affect the Company’s actual results and cause actual results to differ materially from those included in any forward-looking statement include, but are not limited to, eLong’s historical operating losses, its limited operating history, the risk that eLong will not be able to attract and retain customers in a cost effective manner, the risk that eLong will not be able to strengthen the eLong brand, the risk that eLong will not be successful in competing against new and existing competitors, changes in eLong’s management team and other key personnel, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, our reliance on the Travelsky GDS system for our air business, declines or disruptions in the travel industry, the possibility that eLong will be unable to timely comply with Section 404 of the Sarbanes-Oxley Act of 2002 with respect to our auditor’s requirement in future years to issue an attestation report on internal control over financial reporting, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest in eLong and the integration of eLong’s business with that of Expedia’s, subsequent revaluations of the Chinese currency, and other risks outlined in eLong’s filings with the U.S. Securities and Exchange Commission (or SEC), including eLong’s Form 20-F filed with the SEC in connection with the Company’s fiscal year 2006 results. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.

Exhibits.

99.1	Press Release issued by the Company on May 29, 2008 (Beijing time) with respect to it financial results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: May 29, 2008	ELONG, INC.

	By:	/s/ Chris Chan
	Name:	Chris Chan
	Title:	Chief Financial Officer

Exhibit 99.1

eLong, Inc. Reports First Quarter 2008 Unaudited Financial Results

BEIJING, China – May 29, 2008 - eLong, Inc. (NASDAQ: LONG), a leading online travel service provider in China, today reported unaudited financial results for the first quarter ended March 31, 2008.

Highlights

•	Total gross revenues increased 25% year-on-year to RMB81.4 million and net revenues increased 24% year-on-year to RMB76.7 million.

•	Travel revenues before business tax and surcharges comprised of hotel, air and other travel product and service revenues, increased 23% year-on-year to RMB77.7 million.

Travel revenues before business tax and surcharges by product were as follows (figures in RMB 000’s):

	Q1 2008	% Total	Q1 2007	% Total	Y/Y Growth
Hotel commissions	57,234	74%	48,879	78%	17%
Air ticketing commissions	19,632	25%	12,050	19%	63%
Other travel revenue	791	1%	2,077	3%	-62%

Total travel revenue before business tax and surcharges	77,657	100%	63,006	100%	23%

•	Operating loss reduced year-on-year by RMB1.6 million to RMB3.6 million, driven primarily by increased revenue offset by greater service development, and general and administrative expenses.

•

Net loss from continuing operations worsened year-on-year by RMB31.7 million to RMB32.6 million, driven primarily by a RMB28.3 million increase in unrealized foreign exchange losses and a RMB4.1 million decrease in interest income compared to the prior year quarter, caused by the appreciation of the Renminbi and lower U.S. interest rates.

•	Cash, cash equivalents and short-term investments as of March 31, 2008 were RMB1.12 billion (USD$159.7 million).

•	As of May 23, 2008, the Company repurchased 288,000 ADSs at a cost of USD$2.6 million.

“While we are pleased with the 24% year-on-year net revenue growth that we achieved in the first quarter, there is more work to be done,” said Guangfu Cui, Chief Executive Officer of eLong. “Going forward, we will continue to focus on building a strong team, improving customer experience through the website and call center, and building a strong eLong brand via effective marketing programs.”

“Our efforts to position the Company for sustained growth are going to take some time,” said Chris Chan, Chief Financial Officer of eLong. “We expect that additional investment and strong execution of plan will be needed before we realize a stronger operating performance.”

Business Results

Hotel

Hotel commissions for the first quarter of 2008 increased 17% year-on-year primarily due to higher room volume. Room nights booked through eLong increased 16% to 875,000, while commission per room night was RMB0.8 higher than the prior year quarter, at RMB65.4.

Air

Air ticketing commissions for the first quarter of 2008 increased 63% year-on-year, driven by a 31% increase in air segments to 428,000, and an increase of 75 basis points in the average percent commission to 5.5% or RMB46 per air ticket. The quarter also benefited from a higher average ticket price, which increased 7.3% year-on-year, to RMB828.

Profitability

Gross margin in the first quarter was 69% compared to 71% in the prior year period driven by the growth of lower margin air revenues.

Operating expenses for the first quarter of 2008 and 2007 were as follows (figures in RMB 000’s):

	Q1 2008	% Net Revenues	Q1 2007	% Net Revenues	Y/Y Growth
Service development	12,697	17%	10,594	17%	20%
Sales and marketing	28,907	38%	27,020	44%	7%
General and administrative	14,778	19%	11,188	18%	32%
Amortization of intangibles	217	0%	265	0%	-18%

Total operating expenses	56,599	74%	49,067	79%	15%

Total operating expenses increased 15% for the first quarter of 2008 compared to the first quarter of 2007. Operating expenses were 74% of net revenues decreasing by 5 percentage points compared to the first quarter of the prior year.

Service development expense is composed of expenses related to technology and product offering, including our website, platforms and other related system development. Service development expense increased 20% over the prior year period, mainly driven by increased investment in platform enhancements. Service development expense as a percentage of net revenues, decreased 64 basis points to 17%.

Sales and marketing expense for the first quarter 2008 increased 7% over the prior year period, mainly driven by higher sales commissions in line with revenue growth, offset by lower marketing expense year-on-year. The sales and marketing expense decreased by 6 percentage points to 38% of net revenues when compared to the same period last year.

General and administrative expense for the first quarter 2008 increased 32% over the prior year period mainly due to consulting expense related to ERP implementation and higher professional fees. General and administrative expense as a percentage of net revenues, increased by 1 percentage point year-on-year, to 19% in the first quarter.

Other loss, which represents interest income, foreign exchange losses and other income/expense, was RMB28.2 million in the first quarter of 2008, primarily due to an unrealized foreign exchange loss of RMB37.9 million resulting from the appreciation of Renminbi during the quarter. This exchange loss was partially offset by interest income of RMB9.7 million in the first quarter of 2008.

Net loss for the first quarter 2008 increased by RMB31.8 million over the prior year quarter to RMB32.6 million.

Our basic and diluted loss per ADS for the first quarter of 2008 was RMB1.28 compared to a basic and diluted loss per ADS of RMB0.04 in the prior year period.

Business Outlook

eLong expects net revenues, that is net of business tax and surcharges, for the second quarter of 2008 to be within the range of RMB79 million to RMB88 million, an increase of 6% to 18% from the second quarter of 2007.

Notes to the Unaudited Interim Consolidated Financial Statements

Financial information in this press release from eLong’s unaudited financial statements was prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP). The accompanying consolidated financial statements as of and for the fiscal quarter ended December 31, 2007 have been revised or updated from previously released financial information as a result of immaterial corrections of accounting error and subsequent event. The effects of the revision are an increase of RMB273K, RMB217K and RMB269K to income tax expense, service development and general & administrative expense, a decrease of RMB497K and RMB224K to deferred tax asset and income tax payable, and an increase of RMB269K and RMB217K to accounts payable and accrued expenses and other current liabilities. All references in the accompanying consolidated financial information of this press release have been adjusted to reflect this revision.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of eLong’s next quarterly earnings announcement; however, eLong reserves the right to update its Business Outlook at any time for any reason.

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Factors that could affect the Company’s actual results and cause actual results to differ materially from those included in any forward-looking statement include, but are not limited to, eLong’s historical operating losses, its limited operating history, declines or disruptions in the travel industry, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, our reliance on the Travelsky GDS system for our air business, the possibility that eLong will be unable to timely comply with Section 404 of the Sarbanes-Oxley Act of 2002, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest in eLong and the integration of eLong’s business with that of Expedia’s, subsequent revaluations of the Chinese currency, changes in eLong’s management team and other key personnel, changes in third-party distribution partner relationships and other risks outlined in eLong’s filings with the U.S. Securities and Exchange Commission (or SEC), including eLong’s Form 20-F filed with the SEC in connection with the Company’s fiscal year 2006 results. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.

Conference Call

eLong will host a conference call to discuss its first quarter 2008 earnings on May 28, 2008, at 8:00 pm Eastern Time (Beijing/Hong Kong time: May 29, 2008 at 8:00 am). The management team will be on the call to discuss the quarterly results and to answer questions. The toll-free number for U.S. participants is +1-800-365-8460. The dial-in number for Hong Kong participants is +852-2258-4000. International participants can dial +1-210-795-0492. Pass code: ELONG.

A replay of conference call will be available for one day starting from 8:30 pm Eastern Time on May 28, 2008 to 8:00 am Eastern Time on May 29, 2008. US toll-free dial-in number: +1-800-839-3451, Hong Kong dial-in number: +852-2802-5151, international dial-in number: +1-203-369-4607. The pass code for the replay is 765890.

Additionally, a live and archived web cast of this call will be available on the Investor Relations section of the eLong web site at http://ir.elong.net for three months.

About eLong, Inc.

eLong, Inc. (NASDAQ: LONG) is a leading online travel company in China. Headquartered in Beijing, eLong has a national presence across China. eLong uses web-based distribution technologies and a 24-hour call center to provide consumers with access to travel reservation services. Aiming to enrich people’s lives through the freedom of independent travel, eLong empowers consumers to make informed choices by providing a one-stop travel solution and consolidated travel tools and information such as maps, virtual tours and user ratings. eLong has the capacity to fulfill air ticket reservations in over 80 major cities across China. In addition to choice of a wide hotel selection in the Greater China region, eLong offers Chinese consumers the ability to make bookings at international hotels in over 140 destinations worldwide. eLong operates the websites http://www.elong.com and http://www.elong.net.

For further information:

Investor Relations

ir@corp.elong.com

+86-10-6436-7570

eLong, Inc.

CONSOLIDATED STATEMENT OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended
	Mar. 31, 2007	Dec. 31, 2007	Mar. 31, 2008	Mar. 31, 2008
	RMB	RMB	RMB	USD
Revenues:
Hotel commissions	48,879	67,345	57,234	8,162
Air ticketing commissions	12,050	15,971	19,632	2,800
Other travel revenue	2,077	1,242	791	113

Travel	63,006	84,558	77,657	11,075
Other	2,275	3,264	3,792	541

Gross revenues	65,281	87,822	81,449	11,616

Business tax and surcharges	(3,675)	(4,969)	(4,754)	(678)

Net revenues	61,606	82,853	76,695	10,938

Cost of services	(17,701)	(23,288)	(23,703)	(3,380)

Gross profit	43,905	59,565	52,992	7,558

Operating expenses:
Service development	(10,594)	(13,770)	(12,697)	(1,811)
Sales and marketing	(27,020)	(33,783)	(28,907)	(4,123)
General and administrative	(11,188)	(9,000)	(14,778)	(2,108)
Amortization of intangibles	(265)	(265)	(217)	(31)
Write-down of property and equipment and intangibles	—	(513)	—	—

Total operating expenses	(49,067)	(57,331)	(56,599)	(8,073)

Income/(loss) from operations	(5,162)	2,234	(3,607)	(515)
Other income/(loss)	4,329	(14,548)	(28,248)	(4,028)
Loss from continuing operations before income tax expense	(833)	(12,314)	(31,855)	(4,543)
Income tax expense	(52)	(516)	(738)	(105)

Loss from continuing operations	(885)	(12,830)	(32,593)	(4,648)
Discontinued operations:
Income from discontinued operations	112	—	—	—
Income tax expense of discontinued operations	(8)	—	—	—
Total discontinued operations	104	—	—	—

Net loss	(781)	(12,830)	(32,593)	(4,648)

Basic loss per share
Continuing operations	(0.02)	(0.25)	(0.64)	(0.09)
Discontinued operations	0.00	0.00	0.00	0.00

Basic loss per share	(0.02)	(0.25)	(0.64)	(0.09)

Diluted loss per share
Continuing operations	(0.02)	(0.25)	(0.64)	(0.09)
Discontinued operations	0.00	0.00	0.00	0.00

Diluted loss per share	(0.02)	(0.25)	(0.64)	(0.09)

Basic loss per ADS
Continuing operations	(0.04)	(0.50)	(1.28)	(0.18)

Discontinued operations	0.00	0.00	0.00	0.00

Basic loss per ADS	(0.04)	(0.50)	(1.28)	(0.18)

Diluted loss per ADS
Continuing operations	(0.04)	(0.50)	(1.28)	(0.18)
Discontinued operations	0.00	0.00	0.00	0.00

Diluted loss per ADS	(0.04)	(0.50)	(1.28)	(0.18)

Shares used in computing basic net loss per share	50,685	50,846	50,905	50,905
Shares used in computing diluted net loss per share	50,685	50,846	50,905	50,905

Note that 1ADS = 2 shares

Share-based compensation charges included are as follows:	2,769	(1,539)	2,357	336
Cost of services	21	72	144	20
Service development	677	838	974	139
Sales and marketing	201	42	494	70
General and administrative	1,870	(2,491)	745	107

Un-realized foreign exchange losses	9,614	27,188	37,896	5,404

Note : The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00=RMB7.0120 on March 31, 2008, in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on the reporting dates.

eLong, Inc.

CONSOLIDATED SUMMARY BALANCE SHEET DATA

(UNAUDITED, IN THOUSANDS)

	Dec. 31, 2007	Mar. 31, 2008	Mar. 31, 2008
	RMB	RMB	US$
ASSETS
Current assets:
Cash, cash equivalents and short-term investment	1,157,567	1,119,623	159,672
Restricted assets	11,274	10,944	1,561
Accounts receivable, net	41,138	44,507	6,347
Due from related parties	924	—	—
Deferred income taxes, net	3,750	3,625	517
Prepaid expenses and other current assets	14,572	12,875	1,836

Total current assets	1,229,225	1,191,574	169,933
Property and equipment, net	43,962	48,338	6,894
Goodwill	30,000	30,000	4,278
Intangible assets, net	2,192	1,975	282
Deferred income taxes, net	237	502	72
Other non-current assets	28,730	29,982	4,276

Total assets	1,334,346	1,302,371	185,735

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	57,957	62,542	8,919
Income taxes payable	2,945	3,608	515
Due to related parties	4,529	5,747	820
Accrued expenses and other current liabilities	83,441	79,728	11,370

Total current liabilities	148,872	151,625	21,624
Deferred income taxes	100	100	14

Total liabilities	148,972	151,725	21,638

Shareholders’ equity
Ordinary shares	4,208	4,213	601
Treasury Stock	—	(4,932)	(703)
Additional paid-in capital	1,308,056	1,310,848	186,943

Accumulated deficit	(126,890)	(159,483)	(22,744)

Total shareholders’ equity	1,185,374	1,150,646	164,097

Total liabilities and shareholders’ equity	1,334,346	1,302,371	185,735

Note : The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00=RMB7.0120 on March 31, 2008, in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S.dollars at that rate on the reporting dates